Mail Stop 3561

						January 9, 2006

Mr. David M. Duzyk
President
J.P. Morgan Acceptance Corporation I
270 Park Avenue
New York, New York  10017

	Re:	J.P. Morgan Acceptance Corporation I
		Registration Statement on Form S-3
		Filed December 7, 2005
		File No. 333-130192

Dear Mr. Duzyk:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form S-3

General

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. We note that your base prospectus indicates that the trusts may include mortgage-backed securities issued or guaranteed by Ginnie Mae, Fannie Mae, or Freddie Mac as well as privately issued mortgage-backed securities representing interests in any of the asset types listed on page 20 of the base prospectus. Please revise the prospectus supplement to include placeholder in bracketed language for the disclosure regarding these securities.

4. Also, note that the table showing delinquency and loss information for the assets being securitized should include the information required by Item 1l00(b) for the assets underlying securities included in the pool.

5. Please confirm that all material terms will either be disclosed in the final 424 or filed prior or simultaneously with the 424.

6. In the next amendment please direct us to the disclosure called for by Item 1107 of Regulation AB. For example, we note that the first paragraph under The Trust Fund on page 19 says that each separate trust will be either "a common law trust or a Delaware trust." We suggest including bracketed language for each alternative in the supplement.

Prospectus Supplement

General

7. Please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors, if applicable. Refer to Item 1117 of
Regulation AB. Alternately, tell us that there are no such material legal proceedings.

8. Please revise to include a bracketed placeholder for disclosure about possible credit enhancement or derivative agreement arrangements requiring disclosure.

Cover Page

9. Please revise your cover page to reference the issuing entity on the front cover page using that title. We suggest using that language throughout the summary.

10. Pursuant to Item 1102(d) of Regulation AB, include a statement that the securities represent the obligations of the issuing entity only and do not represent the obligations of or interest in the sponsor, depositor, or any of their affiliates.

11. We note your disclosure on page ii indicating that investors should rely on the information in the prospectus supplement if the description of the terms of the certificates varies between the prospectus supplement and base prospectus. Please note that disclosure in prospectus supplements may enhance disclosure in the base prospectus but should not contradict it. See Section III.A.3(b) of SEC Release No. 33-8518 and revise accordingly.

Where You Can Find More Information, page ii

12. Revise your disclosure to accurately reflect the Commission`s new address at 100 F Street, NE, Washington, DC 20548. Also, remove your references to the Chicago Regional Office and the New York office as documents may only be obtained from the Washington, DC office.

Summary

13. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

14. Provide a brief description, if applicable, of the events that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds.
Refer to Item 1103(a)(3)(vii) of Regulation AB for guidance.

15. Please revise to include bracketed placeholder for credit enhancer disclosure.

16. Similarly, please revise to include a bracketed placeholder for summary disclosure of prefunding.

Description of the Mortgage Pools, page S-10

17. Please confirm both that no non-performing assets will be part of the asset pool and that delinquent assets will not exceed 20% of the asset pool.

18. Also, please direct us to the table showing delinquency and loss information for the assets in the pool required by Item
1100(b)(1).

Underwriting Standards, page S-17

19. Here, or in another place, please revise or include a placeholder that captures the information required by Item 1110(a) and (b).

Annex A and Annex B

20. We note your inclusion of material information in Annex A and Annex B. Revise your disclosure to incorporate these appendices by reference into the prospectus.

Base Prospectus

Use of Proceeds, page 41

21. Please tell us what costs of "structuring and issuing the securities" you are discussing. Also, tell us why these uses of proceeds are not itemized or mentioned in the Use of Proceeds section of the supplement.

The Sponsor, page 42

22. Please provide a separately captioned section that describes the affiliations among the parties involved in the transaction with a clear description, or chart, of the nature of the affiliations.

Reports to Securityholders, page 49

23. Also, confirm that Item 1122 reports will use the minimum servicing criteria, as required by Item 1122(d) of Regulation AB.

Exchangeable Securities, page 62

24. We have referred your filing to the Division of Investment
Management for this issue and will forward comments, if any, we receive from it.

Derivative Products, page 72

25. Please confirm that you will file any enhancement or support agreements regarding derivative instruments as exhibits to the registration statement. Refer to Item 1114(a), Instruction 1.

26. Please revise to remove the phrase "or any other similar arrangement" from the carryover sentence on pages 72-73.

Pre-funding Account, page 82

27. If applicable, describe the any events that would limit or terminate the prefunding account. Also, describe any limits on the amount, type, or speed with which pool assets may be added, substituted or removed. Refer to Item 1111(g) of Regulation AB for guidance.

Indices Applicable to Floating Rate and Inverse Floating Rate
Classes, page 35

28. We note that the indices applicable to Floating Rate and Inverse
Floating Rate Classes will be limited to the indices described in this section "or any other index described in the related prospectus supplement." Please revise to describe in the base prospectus all indices that may be used. Alternately, clarify that any index will reflect interest on debt and will not reflect a commodities or securities index and confirm that you will submit for comment by us any index not explicitly mentioned prior to use.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      If you have any questions regarding these comments, you may contact Melinda Kramer at (202) 551-3726 or me at (202) 551-3750.

Sincerely,



									Max A. Webb
								Assistant Director

cc:	Via Facsimile (917) 777-4299
	Mr. Michael P. Braun, Esq.
	McKee Nelson LLP
	Telephone: (917) 777-4340
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Mr. David M. Duzyk, President
JP Morgan Acceptance Corporation I
January 9, 2006
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